Matthew J. Cushing

Direct Phone: 617.951.8439

Direct Fax:     617.345.5018

matt.cushing@bingham.com

December 29, 2011

Via Facsimile

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Acme Packet, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed on February 18, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed on October 27, 2011

Forms 8-K filed on May 11, July 21 and October 20, 2011

File No. 001-33041

Dear Mr. Krikorian:

On behalf of our client, Acme Packet, Inc., a Delaware corporation (the “Company”), submitted below are the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 22, 2011 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.

Forms 8-K filed on July 21, 2011 and October 20, 2011

5.	We have read your response to prior comment 5 and note that “in future filings [you] will not present a full non-GAAP income statement when reporting [your] quarterly or annual results.” Please also confirm that you will not provide the “GAAP to Non-GAAP Reconciliation” in a full non-GAAP income statement format. As part of your response, please provide us with an example of the presentation that you expect to provide when reporting non-GAAP results.

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

December 29, 2011

Response:

The Company confirms to the Staff that, in future filings, the Company will not provide the “GAAP to Non-GAAP Reconciliation” in a full non-GAAP income statement format when reporting its quarterly or annual results. Below please find an example of the “GAAP to Non-GAAP Reconciliation” presentation that the Company expects to provide:

EXAMPLE PRESENTATION:

Reconciliation of GAAP to Non-GAAP Financial Measures

Acme Packet, Inc.

Reconciliation of GAAP to Non-GAAP Financial Measures

for the Three Months Ended [DATE]

(in thousands, except per share data)

(unaudited)

	GAAP	Stock-based compensation expense and related payroll taxes	Amortization of acquired intangible assets	Merger and integration- related costs	Non-GAAP
Cost of revenue:
Product	$8,778	$(327)	$(385)	$—	$8,066
Maintenance, support and service	3,042	(568)	—	—	2,474

Operating expenses:
Sales and marketing	27,201	(4,784)	(101)	—	22,316
Research and development	13,249	(2,929)	(11)	—	10,309
General and administrative	5,526	(1,615)	—	(120)	3,791

Net income	$7,926	$6,327	$318	$77	$14,648

Net income per share:
Basic	$0.12	$0.09	$0.01	$0.00	$0.22
Diluted	$0.11	$0.09	$0.01	$0.00	$0.21

Should you wish to discuss this response or example presentation at any time, please do not hesitate to contact me at (617) 951-8439 or Peter J. Minihane, Chief Financial Officer of the Company, at (781) 328-2490.

Sincerely,

/s/ Matthew J. Cushing, Esq.

Matthew J. Cushing, Esq.

Encl.

Cc:	Tamara Tangen, SEC Staff Accountant

Christine Davis, SEC Assistant Chief Accountant

Andrew D. Ory, Acme Packet, Inc.

Peter J. Minihane, Acme Packet, Inc.

Julio E. Vega, Bingham McCutchen LLP

David R. Bartholomew, Bingham McCutchen LLP

[Acme Packet, Inc. Letterhead]

December 29, 2011

Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Acme Packet, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed on February 18, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed on October 27, 2011

Forms 8-K filed on May 11, July 21 and October 20, 2011

File No. 001-33041

Dear Mr. Krikorian:

In connection with the response letter dated December 29, 2011 submitted by Bingham McCutchen LLP on our behalf, Acme Packet, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated December 22, 2011 (the “Comment Letter”), the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Form 10-Q and Forms 8-K subject to the Comment Letter (collectively, the “Filings”);

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact Matthew J. Cushing (617-951-8439) of Bingham McCutchen LLP or the undersigned, the Chief Financial Officer of the Company, at (781) 328-2490.

Very truly yours,

/s/ Peter J. Minihane

Peter J. Minihane

Cc:	Tamara Tangen, SEC Staff Accountant

Christine Davis, SEC Assistant Chief Accountant

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

December 29, 2011

Andrew D. Ory, Acme Packet, Inc.

Peter J. Minihane, Acme Packet, Inc.

Julio E. Vega, Bingham McCutchen LLP

Matthew J. Cushing, Bingham McCutchen LLP

David R. Bartholomew, Bingham McCutchen LLP